

Mail Stop 3030

March 17, 2017

Via E-mail
Douglas L. Martin
Executive Vice President and Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

     Re: **Spectrum Brands Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2016
             Filed November 17, 2016
             Form 10-Q for the Fiscal Quarter Ended January 1, 2017
             Filed February 1, 2017
             Form 8-K filed January 26, 2017
             File No. 1-34757

             SB/RH Holdings, LLC
             Form 10-K for the Fiscal Year Ended September 30, 2016
             Filed November 21, 2014
             File No. 333-192634-03

Dear Mr. Martin:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Segment Financial Data, page 45

1.   We note your discussion of Adjusted EBITDA as the performance measure determined consistent with ASC 280 for each of your operating segments. Your presentation may be inconsistent with Question 104.02 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 which calls for a complete discussion of the reconciling items used to determine segment Adjusted EBITDA that apply to each particular segment. Please review this guidance when preparing your next filing.

Non-GAAP Measurements, page 47

2.   You disclose that non-GAAP consolidated Adjusted EBITDA is also a useful measure of your ability to service debt and one measure used for determining your debt covenants. Please address the following:

- Clarify for us the ways in which management utilizes the non-GAAP measure to assess your liquidity.
- Describe to us the debt agreements that include Adjusted EBITDA as a covenant, including the materiality of the related outstanding debt, and support your presentation of the measure as a non-GAAP performance measure in this filing.
- Tell us how you considered the guidance and the disclosures described in Question 102.09 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

Note 21 – Guarantor Statements – SB/RH, page 115

3.   We reference your response to comment 9 in our letter dated March 16, 2015. As previously agreed, please revise future filings to label the first column "Spectrum Brands, Inc. (without consolidated entities)".

Form 10-Q for the Fiscal Quarter Ended January 1, 2017

Liquidity and Capital Resources

Net cash provided (used) by operating activities, page 32

4.   We note the discussion of cash payments made to Stanley Black and Decker of $23.2 million as a non-recurring settlement of transitional operating costs. Please describe to us

in greater detail how this transaction was recorded in your financial statements, the terms of this settlement agreement and how your accounting for the settlement complied with ASC 450-20.

Form 8-K filed January 26, 2017

5.   We note that in your earnings release, including the First Quarter Highlights section and pages 2 through 7, you disclosed several non-GAAP measures - such as consolidated and segment non-GAAP Adjusted EBITDA margin, and consolidated and projected non-GAAP free cash flow - that omit or precede a discussion of the comparable GAAP measure. In your next earnings release please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

SB/RH Holdings, LLC

Form 10-K for the Fiscal Year Ended September 30, 2016

General

6.   As appropriate, please apply our comments on the Spectrum Brands Holdings, Inc. filings to all SB/RH Holdings, LLC filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery